

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

<u>Via E-mail</u>
Mr. Stephen J. Smith
  Chief Financial Officer
American Greetings Corporation
One American Road
Cleveland, Ohio 44144

> **Re: American Greetings Corporation**
> **Form 10-K for the Fiscal Year Ended February 29, 2012**
> **Filed April 30, 2012**
> **Form 10-Q for the Quarterly Period Ended November 23, 2012**
> **Filed January 2, 2013**
> **File No. 1-13859**

Dear Mr. Smith:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief